UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

EXPLANATORY NOTE

CrownPeak Acquisition

On December 1, 2025, Rezolve AI plc (the “Company”) announced the acquisition (the “CrownPeak Acquisition”) of the issued share capital of CrownPeak Intermediate Holdings, Inc., a Delaware corporation (“CrownPeak”), pursuant to a sale and purchase agreement (the “Purchase Agreement”) with CrownPeak Technology Holdings, Inc, a Delaware corporation (the “Seller”) is closing subject to completion of customary closing conditions (which is expected to occur on or about the next 24 to 48 hours). The Purchase Agreement contains customary representations, warranties, covenants and deliverables for closing.

The initial purchase price for the CrownPeak Acquisition was $90.0 million, subject to certain adjustments as described in the Purchase Agreement. The consideration under the Purchase Agreement is composed of the following to be issued by the Company to the Seller: (i) a promissory note in the initial principal amount of $50,000,000, made up of a $20,000,000 tranche (the “First Loan Note”) and a $30,000,000 tranche (the “Second Loan Note” and together with the First Loan Note, the “Loan Notes”); and (ii) 11,127,780 ordinary shares, nominal value £0.0001 per share (“Ordinary Shares”), of the Company (such shares issued as consideration, the “Consideration Shares”), or approximately $33.7 million in Ordinary Shares based on the 5-day VWAP for the Ordinary Shares.

The Loan Notes will accrue interest at a rate of 10% per annum and are payable in kind or in cash. The First Loan Note matures on April 1, 2027 and the Second Loan Note matures on December 31, 2027. Additionally, as described in more detail below in this Form 6-K under the caption “—Agreements with Monroe Capital Advisors, LLC,” the Company assumed approximately $151.9 million of the aggregate principal amount of outstanding term loans and revolving loans and approximately $1.8 million of accrued and unpaid exit and amendment fees, of which, $50.0 million was paid by the Company at the closing.

The Consideration Shares to be issued to the Seller under the Purchase Agreement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from the registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

Registration Rights Agreement

Concurrently with the Purchase Agreement, on December 1, 2025, the Company and the Seller entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Company agreed to file a registration statement (the “Initial Registration Statement”) providing for the resale of the Consideration Shares within 30 days of the closing, to have such registration statement declared effective within 45 days of the filing date (or 75 days, if the U.S. Securities and Exchange Commission (the “SEC”) conducts a review), and to maintain the effectiveness of such registration statement.

The description of each of the Purchase Agreement, the Loan Notes and the Registration Rights Agreement and the transactions contemplated thereby are not complete and are subject to, and qualified in their entirety by reference to, the actual agreement, a copy of which is furnished as Exhibits 10.1, 10.2, 10.3 and 10.4 to this Report on Form 6-K and is incorporated by reference herein. The Purchase Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or CrownPeak. In particular, the assertions embodied in the representations and warranties in the Purchase Agreement were made as of the date of the Purchase Agreement or other specified date, were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Purchase Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Purchase Agreement are not necessarily characterizations of the actual state of facts about the Company or CrownPeak at the time they were made or otherwise and should only be read in conjunction with the other information that the Company makes publicly available in reports, statements and other documents filed with the SEC. In addition, the representations, warranties, covenants and agreements and other terms of the Purchase Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

On December 1, 2025, the Company issued a press release announcing the CrownPeak Acquisition. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Agreements with Monroe Capital Management Advisors, LLC

In connection with the CrownPeak Acquisition, on December 1, 2025, CrownPeak, Crownpeak Technology, Inc. and Evidon, Inc. (together, the “Borrowers”) entered into an amended and restated credit agreement (the “A&R Credit Agreement”) with the lenders party thereto and Monroe Capital Management Advisors, LLC, as administrative and collateral agent (in such capacity, the “Administrative Agent”), which amended and restated in its entirety that certain credit agreement, dated as of February 28, 2019. In connection with the A&R Credit Agreement and as part of the financing arrangements for the CrownPeak Acquisition, the Company, as the parent of CrownPeak, entered into (a) a joinder agreement to the General Continuing Guaranty, dated as of September 27, 2022 (as amended, restated, supplemented, or otherwise modified from time to time, the “Guaranty”) (the “Guaranty Agreement”), in favor of the Administrative Agent for the benefit of the secured parties, pursuant to which the Borrowers’ obligations under the A&R Credit Agreement are guaranteed by the Company, and (b) a parent equity pledge agreement (the “Parent Pledge Agreement”) in favor of the Administrative Agent for the benefit of the secured parties.

Under the A&R Credit Agreement, the Borrowers’ prior credit agreement was amended and restated in full as of the restatement date (the “Restatement Date”). In connection with the CrownPeak Acquisition, (i) $42,438,144.32 of the outstanding term loans and $7,500,000.00 of revolving loans were repaid in full together with accrued interest and fees, (ii) all revolving commitments were terminated, and (iii) accrued exit and amendment fees were paid. After giving effect to these transactions, the remaining outstanding term loans under the prior facility continued as term loans under the A&R Credit Agreement (the “Term Loans”) and constitute obligations thereunder.

The Term Loans mature on December 31, 2026. Amounts outstanding under the A&R Credit Agreement bear interest, at the Borrowers’ option, at a rate per annum equal to (i) Term SOFR (as defined in the A&R Credit Agreement) plus an applicable margin of 5.50% per annum or (ii) a base rate plus an applicable margin of 4.50% per annum, in each case as set forth in the A&R Credit Agreement. Following certain specified events of default, default interest of an additional 2.00% per annum applies to the applicable interest rate. The A&R Credit Agreement permits voluntary prepayments of the Term Loans, subject to customary notice requirements and payment of accrued interest and any applicable breakage or similar amounts. The A&R Credit Agreement also requires mandatory prepayments with the net cash proceeds of certain asset sales, casualty events and other specified dispositions, subject to customary reinvestment rights and a lender “declined amounts” mechanism.

The A&R Credit Agreement contains customary representations and warranties, affirmative and negative covenants, financial covenants, conditions to borrowings, events of default and other terms for facilities of this type. Affirmative covenants include, among others, delivery of financial statements and other reporting, maintenance of insurance, preservation of existence, compliance with laws (including sanctions, anti-corruption and anti-money laundering laws), and further assurances to maintain perfected security interests. Negative covenants include limitations on additional indebtedness and liens, fundamental changes, asset sales, investments, affiliate transactions, prepayments of subordinated or junior indebtedness and restricted payments, in each case subject to specified exceptions and baskets. The A&R Credit Agreement includes financial maintenance covenants, including (i) a maximum consolidated leverage ratio for CrownPeak and its subsidiaries, tested quarterly, and (ii) a requirement that the Company maintain minimum liquidity of at least $10,000,000 at all times. The A&R Credit Agreement provides an equity cure right permitting specified equity contributions to cure non-compliance with the financial maintenance covenants, subject to customary limitations and conditions.

The Borrowers’ obligations under the A&R Credit Agreement are guaranteed and secured on a first-priority basis by substantially all assets of CrownPeak and each applicable subsidiary loan party, subject to customary exclusions and agreed security principles for foreign law collateral. In connection with the Restatement Date and the CrownPeak Acquisition, the Company executed the Parent Pledge Agreement, pursuant to which the Company granted the Administrative Agent, for the benefit of the secured parties, a continuing first-priority security interest in 100% of the equity interests of CrownPeak and related rights and proceeds (the “Pledged Collateral”) to secure the obligations under the A&R Credit Agreement and related loan documents. The Parent Pledge Agreement includes customary representations, warranties and covenants, including agreements to deliver certificated equity interests and to provide further assurances to perfect and protect the pledged security interest. Prior to an event of default, the Company generally retains voting rights with respect to the pledged equity interests and may receive dividends and other distributions, subject to the A&R Credit Agreement. Upon and during the continuance of an event of default, the Administrative Agent is entitled to exercise all rights and remedies with respect to the Pledged

Collateral, including the right to sell or otherwise realize on the Pledged Collateral, apply proceeds to the secured obligations in such order as the Administrative Agent may determine, and exercise other rights available under applicable law and the loan documents. The Parent Pledge Agreement provides customary waivers (including no marshaling) and indemnities in favor of the Administrative Agent and is governed by New York law.

The A&R Credit Agreement includes customary events of default, including, among others, non-payment, breaches of representations or covenants (with customary notice and cure periods, where applicable), cross-defaults to material indebtedness, certain bankruptcy or insolvency events, material judgments, invalidity of guarantees or security documents and change of control. Following an event of default, the Administrative Agent may, and at the direction of the required lenders shall, exercise remedies, including acceleration of the obligations, termination of any remaining commitments and enforcement against the collateral.

The A&R Credit Agreement became effective on the Restatement Date upon satisfaction of customary conditions precedent, including execution of the loan documents, delivery of legal opinions, evidence of consummation of the CrownPeak Acquisition, repayment and termination of the prior revolving facility and payment of accrued fees and expenses. The A&R Credit Agreement also includes certain post-closing undertakings, including the delivery, within a specified period after the Restatement Date, of additional security documents with respect to certain foreign subsidiaries and related legal opinions, in each case subject to agreed security principles and guarantee limitations.

The foregoing summary of the A&R Credit Agreement and the Parent Pledge Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements.

Controlled Equity OfferingSM Sales Agreement

On November 28, 2025, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co., Roth Capital Partners, LLC, Northland Securities, Inc., Maxim Group LLC and A.G.P./Alliance Global Partners (each, a “Sales Agent” and collectively, the “Sales Agents”). Under the Sales Agreement, the Company may, from time to time, offer and sell Ordinary Shares having an aggregate amount of up to 48,034,860 Ordinary Shares (the “ATM Shares”), through or to one or more of the Sales Agents, acting as sales agent or principal.

Any potential sale of the ATM Shares will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-291842) filed with the SEC on November 28, 2025 (the “Registration Statement”), including a base prospectus, and a prospectus dated November 28, 2025 relating to the offer and sale of the ATM Shares under the Sales Agreement (the “ATM Prospectus”). The Registration Statement and ATM Prospectus have been filed with the SEC but are not yet effective, and no offers or sales of the ATM Shares may be made prior to the effectiveness of the Registration Statement.

If the Company elects from time to time to sell ATM Shares under the ATM Prospectus, such sales may be made by any method permitted by law deemed to be “at the market offerings” as defined in Rule 415(a)(4) under the Securities Act or in negotiated transactions, which may include block trades, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Sales Agents have agreed to use commercially reasonable efforts consistent with their normal trading and sales practices to sell the ATM Shares pursuant to the Sales Agreement from time to time, based upon instructions from the Company, including any price or size limits or other customary parameters or conditions the Company may impose.

The Company is not obligated to sell any ATM Shares under the Sales Agreement. The Sales Agreement will terminate upon the earliest of (a) the sale of all of the ATM Shares and (b) the termination of the Sales Agreement by the Sales Agents or the Company, as permitted therein.

The Company has agreed to pay the Sales Agents an aggregate commission of up to 3.0% of the gross sales price from each sale of ATM Shares pursuant to the Sales Agreement and has agreed to customary indemnification and contribution rights in favor of the Sales Agents.

Additionally, the Company has agreed to reimburse the Sales Agents for certain specified expenses in connection with entering into the Sales Agreement and ongoing sales thereunder. The Sales Agreement contains customary representations and warranties and conditions to the sale of the ATM Shares thereunder.

The foregoing description of the Sales Agreement is qualified in its entirety by reference to the Sales Agreement, which is filed as Exhibit 10.7 to this Report on Form 6-K and incorporated herein by reference.

Other than the press release included as Exhibit 99.1 to this Report (which is furnished and not filed), the information included in this Report on Form 6-K (including Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5) is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-290523, File No. 333-290639 and File No.

333-291842) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
10.1†	Sale and Purchase Agreement, dated December 1, 2025, by and between Rezolve AI plc and CrownPeak Technology Holdings, Inc.
10.2+	Secured Promissory Note, dated December 1, 2025, by and between Rezolve AI plc and CrownPeak Technology Holdings, Inc.
10.3∔	Registration Rights Agreement, dated December 1, 2025 by and between Rezolve AI plc and CrownPeak Technology Holdings, Inc.
10.4∔

Amended and Restated Credit Agreement, dated December 1, 2025, by and among CrownPeak Intermediate Holdings, Inc., CrownPeak Technology Holdings, Inc., Evidon, Inc., the lenders party thereto, and Monroe Capital Management Advisors, LLC, as administrative and collateral agent.

10.5∔	Parent Equity Pledge Agreement, dated December 1, 2025, by and between Rezolve AI plc and Monroe Capital Management Advisors, LLC, as administrative and collateral agent.
10.6∔

Sales Agreement, dated November 28, 2025, by and among Rezolve AI plc and Cantor Fitzgerald & Co., Roth Capital Partners, LLC, Northland Securities, Inc., Maxim Group LLC and A.G.P./Alliance Global Partners (incorporated by reference to Exhibit 10.28 of the Company’s Registration Statement on Form F-3 (File No. 333-291842) filed with the SEC on November 28, 2025).

99.1	Press Release dated December 1, 2025.

† Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

∔ Certain identified information has been excluded from the exhibit pursuant to Item 601(a)(6) and/or Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 1, 2025

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman